Exhibit 1

FOR IMMEDIATE RELEASE	12 September 2005

WPP GROUP PLC (“WPP”)

Ogilvy PR acquires the Federalist Group in US

WPP announces that its wholly-owned operating company Ogilvy Public Relations Worldwide (“Ogilvy PR”), the leading global communications network, has acquired the Federalist Group LLC, a leading United States governmental affairs firm.

Founded in 1999 and based in Washington, DC, the Federalist Group’s unaudited revenues for the year ended 31 December 2004 were US$12.8 million, with net assets at closing of US$0.4 million.

This investment reinforces WPP’s comprehensive communications services offer and continues the Group’s strategy of developing its networks in important markets and sectors.

For further information please contact:

Feona McEwan, WPP	44-20 7408 2204
www.wpp.com